GRANT PARK FUTURES FUND
                               LIMITED PARTNERSHIP


                ________________________________________________


                         Supplement dated July 12, 2004
                                       to
                       Prospectus and Disclosure Document
                               dated April 1, 2004

                ________________________________________________


         This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated April 1, 2004, and should be read together therewith.


         YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS BEFORE YOU DECIDE TO INVEST.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

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SUMMARY

This supplement revises and replaces the second paragraph on page 1 of the Prospectus under the heading "Summary - Grant Park" in its entirety as follows:

         Grant Park is a multi-advisor pool that invests through independent professional commodity trading advisors retained by the general partner. Presently, Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., and Eckhardt Trading Company, or ETC, serve as Grant Park's commodity trading advisors. Grant Park expects to add two additional trading advisors, Winton Capital Management Limited and Saxon Investment Corporation, effective August 1, 2004. As of June 30, 2004, the general partner allocated Grant Park's net assets among the trading advisors as follows: 30% to Rabar, 30% to EMC, 32% to Graham, 8% and to ETC. The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month. Consequently, the current apportionment is subject to change. Grant Park anticipates that it will allocate no more than approximately 20% of its assets to each of Winton and Saxon at any one time. Each of the trading advisors employs technical and trend-following trading strategies through proprietary trading programs in an effort to achieve capital appreciation while controlling risk and volatility. Grant Park has been trading continuously since January 1989 and, as of June 30, 2004, had a net asset value of approximately $208 million and 7,610 limited partners. As of the close of business on June 30, 2004, the net asset value per unit of the Class A units was approximately $1,019.31, and the net asset value of the Class B units was approximately $915.12. Since its inception and through February 28, 2003, Grant Park offered its beneficial interests exclusively to qualified investors on a private placement basis. Effective June 30, 2003, Grant Park began publicly offering both Class A and Class B units for sale.

This supplement revises and replaces the paragraphs on page 5 of the Prospectus under the heading "Summary - The Trading Advisors" in their entirety as follows:

         Grant Park currently trades through its four independent professional commodity trading advisors: Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P. and Eckhardt Trading Company. Grant Park expects to add two additional trading advisors, Winton Capital Management Limited and Saxon Investment Corporation, effective August 1, 2004. Each of the trading advisors is registered as a commodity trading advisor under the Commodity Exchange Act and is a member of the NFA. The general partner may terminate or replace any or all of the trading advisors, or add additional trading advisors, at any time in its sole discretion.

         Rabar Market Research, Inc. is located at 10 Bank Street, Suite 830, White Plains, New York 10606, and its telephone number is (914) 682-8363. EMC Capital Management, Inc. is located at 2201 Waukegan Road, Suite West 240, Bannockburn, Illinois 60015, and its telephone number is (847) 267-8700. Graham Capital Management, L.P. is located at Rock Ledge Financial Center, 40 Highland Avenue, Rowayton, Connecticut 06853, and its telephone number is (203) 899-3400. ETC is located at 53 West Jackson Boulevard, Suite 1240, Chicago, Illinois 60604, and its telephone number is (312) 939-4712. Winton Capital Management is located at 1-5 St. Mary Abbott's Place, London, W8 6LS, United Kingdom, and its telephone number is

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011-44-20-7610-5350. Saxon Investment Corporation is located at 403 Stargate
Way, Seguin, Washington 98382, and its telephone number is (360) 582-9710.

This supplement revises and replaces the paragraph on page 7 of the Prospectus under the heading "Summary - Fees and Expenses - Incentive Fees" in its entirety as follows:

o Incentive Fees--Grant Park currently pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on the trading advisor's allocated net assets at the end of each calendar quarter. Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor's initial allocation of net assets. Currently, the incentive fees are payable as follows: 20% to Rabar, 22.5% to EMC, 24% to ETC, and 20% to Graham. Effective August 1, 2004, Grant Park will also pay incentive fees of 20% and 24% to Winton and Saxon, respectively. The method of calculating new trading profits on the allocated net assets of each trading advisor is described in "Fees and Expenses--Incentive Fees."

RISK FACTORS

This supplement revises and replaces the paragraph on page 18 of the Prospectus under the heading "Risk Factors - The general partner places significant reliance on the trading advisors and their key personnel" in its entirety as follows:

         The general partner relies on the trading advisors to achieve trading gains for Grant Park, entrusting each of them with the responsibility for, and discretion over, the investment of their allocated portions of Grant Park's assets. The trading advisors, in turn, are dependent on the services of a limited number of persons to develop and refine their trading approaches and strategies and execute Grant Park's transactions. The loss of the services of any trading advisor's principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on that trading advisor's ability to manage its trading activities successfully or may cause the trading advisor to cease operations entirely, either of which, in turn, could negatively impact Grant Park's performance. Each of Grant Park's trading advisors is controlled, directly or indirectly, by single individuals. These individuals, Paul Rabar at Rabar, Elizabeth Cheval at EMC, William Eckhardt at ETC, Kenneth Tropin at Graham, David Winton Harding at Winton and Howard Seidler at Saxon have major roles in developing, refining and implementing each of their trading advisor's trading strategies and operating its business. The death, incapacity or other prolonged unavailability of such individuals likely would greatly hinder these trading advisors' operations, and could result in their ceasing operations entirely, which could adversely affect the value of your investment in Grant Park.

THE TRADING ADVISORS

This supplement revises and replaces the first paragraph on page 25 of the Prospectus under the heading "The Trading Advisors" in its entirety as follows:

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         The general partner has retained Rabar Market Research, Inc., EMC
Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited and Saxon Investment Corporation as Grant Park's trading advisors. Rabar and EMC have been trading on behalf of Grant Park since January 1989 and ETC has been trading on behalf of Grant Park since April 1998. Graham began trading for Grant Park on September 1, 2003. It is expected that Winton and Saxon will begin trading for Grant Park on August 1, 2004. As of June 30, 2004, Grant Park's assets were allocated among the trading advisors as follows: Rabar 30%, EMC 30%, Graham 32%, and ETC 8%. The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month. Consequently, the current apportionment is subject to change. Grant Park anticipates that it will allocate no more than approximately 20% of its assets to each of Winton and Saxon at any one time.

This supplement revises and updates the discussion in the Prospectus under the heading "The Trading Advisors" by adding the following paragraphs on page 35 immediately following the last paragraph under the heading "Graham's Trading Program":

         WINTON CAPITAL MANAGEMENT

         Winton Capital Management Limited, a United Kingdom company, became registered with the CFTC as a commodity trading advisor in January 1998. Winton is also a member of the NFA. Winton is also regulated by the United Kingdom's Financial Services Authority ("FSA"). Winton has five principals, David W. Harding, Osman Murgian, Martin J. Hunt, Saminvest (Jersey) Ltd. and Amalco Investments Ltd. Winton's principal office is located at 1-5 St. Mary Abbot's Place, London W8 6LS, United Kingdom, and its telephone number is 011-44-20-7610-5350.

         MANAGEMENT

         David Winton Harding, born in 1961, founded Winton Capital Management Limited in February 1997, and is the firm's managing director. Having graduated from Cambridge University with a First Class Honors Degree, he began his career in the financial industry in 1982. Between September 1982 and December 1984, he held various positions as a UK Gilt trader and salesman at two UK stockbrokers:
Wood MacKenzie and Johnson Matthey & Wallace. He then joined Sabre Fund Management Ltd, a CFTC-registered commodity trading advisor located in London, as an assistant technical trader and researcher, and was later promoted to Director of Research. In December 1986, he moved to Brockham Securities Ltd ("Brockham"), a privately owned sugar trading and managed futures company, to assist in the development and marketing of the firm's futures fund management services.

         In February 1987, Mr. Harding left Brockham and, together with colleagues Michael Adam and Martin Lueck, founded Adam, Harding and Lueck Ltd. ("AHL"), a computer-driven, research-based commodity trading advisor. By 1989, this firm had grown into the UK's largest commodity trading advisor, with more than $50 million under management. At that time, the principals sold a 51% stake to E D & F Man Group Ltd. ("Man"), one of the largest distributors of futures funds internationally.

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         Between 1989 and 1993, when assets under management rose from $50 million to $300 million, Mr. Harding headed up AHL's quantitative research team, supervising approximately 15 full-time research staff, supported by a software team of approximately a dozen programmers. This team developed a multiplicity of quantitative trading strategies in addition to AHL's successful trend-following trading approach. During this time, Mr. Harding was also involved in the company's international institutional marketing efforts, in particular in Europe, the Middle East, South East Asia, Japan and the U.S.

         In 1993, Mr. Harding was invited to present a paper to a special symposium of London's prestigious Royal Society, on the subject "Making Money From Mathematical Models." This paper was subsequently incorporated into two books on the subject.

         In September 1994, Man bought out the minority shares owned by Mr. Harding and the original partners, and AHL was consolidated into Man's fund management division. Mr. Harding then formed and headed up a new division of Man, called E D & F Man Quantitative Research, leading a research team that developed quantitative trading models primarily for use by Man's fund management companies. Mr. Harding left Man in August 1996 to begin preparations for the launch of Winton, which he formed in February 1997.

         Osman Murgian, born in 1934, is a founding director of Winton. Educated at Brighton College in England, Mr. Murgian was also one of the original shareholders and directors of AHL. Mr. Murgian lives in Nairobi, Kenya, and is the owner of or an investor in a number of international businesses ranging from real estate to transportation. Mr. Murgian has a beneficial interest of more than 10% of Winton's share capital. This interest is held by Saminvest (Jersey) Ltd. and Amalco Investments Ltd., both of which are investment holding companies ultimately owned by Mr. Murgian's family foundation.


         Martin John Hunt, born in 1962, is a director of the firm. Mr. Hunt began his career in the UK managed futures industry in October 1983 as a trainee trader for a trading advisor, Futures Fund Management Ltd. In January 1986, he was appointed manager of the trading operations for Sabre Fund Management, also a trading advisor. In February 1988, he joined AHL, then a newly established trading advisor, where he was responsible for the company's trading operations. Mr. Hunt's role was to ensure the efficient execution of the firm's computer-generated futures and interbank orders on over $120 million of assets under management. These orders spanned more than 60 markets, five time zones and 15 exchanges worldwide.

         In August 1991, Mr. Hunt assumed responsibility for marketing and operations at Royston Investments, Ltd, which at the time was a CFTC-registered commodity trading advisor. In March 1994, he established himself as an independent marketing and compliance consultant to firms in the UK managed futures industry. These consultancy activities continued until February 1997, when he was recruited by David Harding to handle the formation, structuring and subsequent day-to-day operations of Winton. At Winton, Mr. Hunt supervises the trading operations, in addition to being directly involved in the marketing of Winton's investment management approach worldwide. Mr. Hunt also has responsibility for the firm's regulatory compliance.

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

         WINTON'S TRADING METHODS

         Winton's investment philosophy is directed towards long-term capital appreciation through compound growth. This is achieved by pursuing a diversified trading scheme without reliance on favorable conditions in any particular market, nor does it depend on the general direction of market prices. The investment technique of Winton's Diversified Program consists of trading a portfolio of approximately 100 contracts on major commodity exchanges and forward markets worldwide, employing a totally computerized, technical, trend-following trading system developed by its principals. This system tracks the daily price movements from these markets around the world, and carries out certain computations to determine each day how long or short the portfolio should be to maximize profit within a certain range of risk. A trend-following system is one that attempts to take advantage of the observable tendency of the markets to trend, and to tend to make exaggerated movements in both upward and downward directions as a result of such trends. These exaggerated movements are largely explained as a result of the influence of crowd psychology or the herd instinct, amongst market participants. The Winton trading system has been developed by relating the probability of the size and direction of future price movements with certain oscillators derived from past price movements which characterize the degree of trending of each market at any time. The system was developed by research on price data of a variety of futures contracts between 1981 and 1991 (known as the "in sample data"), and subsequently tested on the data from 1991 to 1997 in order to assess its potential. This procedure seeks to avoid the risk of over-optimizing which occurs when a system is allowed to fit itself to the historic data.

         Trade selection is not subject to intervention by Winton's principals and therefore, is not subject to the influences of individual judgment. As a mechanical trading system, the Winton model embodies all the expert knowledge required to analyze market data and direct trades, thus eliminating the risk of basing a trading program on one indispensable person. Equally as important is the fact that mechanical systems can be tested in simulation for long periods of time and the model's empirical characteristics can be measured. The system's output is rigorously adhered to in trading the portfolio and intentionally no importance is given to any external or fundamental factors.

         Winton trades in all the easily accessible and liquid U.S. and non-U.S. futures and forward contracts that it practically can. Forward markets include major currencies and precious and base metals, the latter two categories being traded on the London Metal Exchange.

         SAXON INVESTMENT CORPORATION

         Saxon Investment Corporation is a Nevada corporation, and is the successor to a Delaware corporation formed in January 1988. Saxon became a registered commodity trading advisor, commodity pool operator and a member of the NFA in April 1988, and commenced trading activities on September 19, 1988. Saxon's administrative office is located at 403 Stargate Way, Sequim, Washington 98382, and its telephone number is (360) 582-9710. Saxon's marketing office is located at 53 West Jackson Boulevard, Suite 1240, Chicago, Illinois 60604, and its telephone number is (312) 939-1794.

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

         MANAGEMENT

         Howard W. Seidler is the president and sole shareholder of Saxon. William N. Seidler, Howard W. Seidler's father, is vice-president of Saxon.

         Howard Seidler was awarded a B.S. in chemical engineering and management science from the Massachusetts Institute of Technology in 1980. From June 1980 to July 1983 he was employed first by Putman, Hayes & Bartlett and then by Industrial Economics as an associate. Both firms provide economic consulting services to private industry and government agencies.

         Mr. Seidler has traded futures professionally for over 20 years. He began a full-time intensive study of the futures markets in August 1983. In December 1983 he was hired and trained by Richard Dennis, Jr., the well-known futures speculator and founding partner of C&D Commodities, to trade futures for Mr. Dennis' personal account. He began managing accounts for Mr. Dennis in January 1984 and from July 1985 until March 1988, he continued to manage futures for accounts affiliated with Mr. Dennis as an independent, self-employed trader. In May 1988, Mr. Dennis closed all such accounts traded for him at C&D Commodities. Between April and September 1988, Mr. Seidler prepared his newly formed company, Saxon, to manage other accounts for multiple clients as a registered commodity trading advisor. Mr. Seidler is solely responsible for the trading decisions and strategies of Saxon, and for directing its ongoing research and development of trading and money management principles.

         William Seidler received a B.B.A. in accounting from Pace College in 1955. William Seidler worked for Independent Cordage Company ("ICC") from 1948 through 1989, except for two years service in the U.S. Army, which ended with his honorable discharge in 1951. From 1969 through 1989, William Seidler was the President of, and a major shareholder in, ICC. ICC, which ceased operations in December 1989, was a closely held corporation involved in the distribution of rope and twine products. William Seidler is generally responsible for the administrative and back office activities of Saxon.

         SAXON'S TRADING PROGRAM

         Saxon uses two trading programs, the Diversified Program and the Aggressive Diversified Program, but will use only the Diversified Program in trading for Grant Park. The programs differ with respect to a component of Saxon's money management strategy. This money management plan incorporates a "fixed fractional" strategy: the amount risked on any particular trade is a fixed percentage of the account's equity as adjusted for a) gross realized profits and losses to date and b) amounts already at risk. Under the Aggressive Diversified Program, the percentage of equity risked on any particular trade is greater than under the Diversified Program, but generally not more than twice as great. Consequently, the Aggressive Diversified Program entails a significantly higher degree of risk than the Diversified Program.

         Saxon's trading approach seeks to generate capital appreciation through speculative trading of commodity interests. The commodity interests Saxon currently trades include, but are not limited to, U.S. and foreign interest rates, foreign currencies and cross rates, precious and industrial metals, grains and soybean products, energy products, coffee, sugar, cotton, and orange juice. Currently, Saxon primarily engages in trading in futures contracts on domestic and foreign

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exchanges, however, Saxon may also engage in transactions in physical commodities, including EFP transactions. Saxon engages in EFP transactions in the foreign currency and precious metal markets. In addition, Saxon may trade options on futures, forward contracts on commodities and foreign currencies and cash currencies.

         Saxon is primarily a systematic trend-follower in that its trading decisions are generally based on a combination of technical indicators, money management principles and Mr. Seidler's overall experience and judgment regarding various market factors and conditions. The technical indicators are based upon research and analysis of actual patterns of historical price fluctuations not on fundamental supply and demand factors. Trade initiations and liquidations are generally in the direction of the trend. Initiations may sometimes be made in anticipation of a reversal of a trend. Liquidations are sometimes counter-trend if Saxon anticipates the end of the trend or views the position as having increased in risk.

         While a large portion of Saxon's trading program is based upon a mechanical application of Saxon's multiple systems, Mr. Seidler exercises discretion and judgment over certain trades. Depending on market conditions, certain non-system trades may be taken and conversely, certain system trades may not be taken. Discretion may also be exercised in the timing of liquidations and initiations and in the size of system based trades.

         Saxon's trading approach strongly emphasizes money management. As discussed above, Saxon utilizes a "fixed fractional" strategy whereby the percentage of equity risked is kept constant with fluctuations in equity due to gross realized profits or losses. Each trading program's money management rules limit the equity that may be committed to each trade at each stage of the trend, and to each market and group of markets. These rules also set stop losses for each position and for each account overall.

         Saxon believes that the development of a trading program is a continuing process and that its research activities represent an important component of its trading business. Topics of ongoing research include: trade selection, liquidation rules, money management and risk control techniques. Methods are tested in multiple time-frames and new market paradigms are explored as well. Significant resources have been directed towards the internal development of proprietary integrated research tools.

FEES AND EXPENSES

This supplement revises and replaces the paragraph on page 55 of the Prospectus under the heading "Fees and Expenses - Fees and Expenses Paid by Grant Park - Incentive Fees" in its entirety as follows:

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         Grant Park will pay each trading advisor a quarterly incentive fee based on any new trading profits achieved on that trading advisor's allocated net assets as of the end of each calendar quarter. Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor's initial allocation of net assets. The incentive fees will be as follows: 20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Graham, 20% to Winton and 24% to Saxon.

This supplement revises and replaces the paragraph on page 59-60 of the Prospectus under the heading "Fees and Expenses - Fees and Expenses Paid by the General Partner - Trading Advisor Consulting Fees" in its entirety as follows:

         Each trading advisor receives a consulting fee, payable by the general partner not Grant Park, ranging from 0% to 2% per year, computed and accrued monthly on the basis of the trading advisor's month-end allocated net assets, excluding any notional funds, and paid quarterly. The general partner pays Grant Park's current trading advisors consulting fees in the following annual amounts:
2% to Rabar, 1.5% to EMC, 1% to ETC, and 2% to Graham, and will pay 1% to Winton. Grant Park will not pay any consulting fees to Saxon.

This supplement revises and replaces the paragraph on page 111 of the Prospectus under the heading "Potential Advantages of Investment - Professional Trading" in its entirety as follows:

         Grant Park's trading decisions are currently made by Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company and Graham Capital Management, L.P. Grant Park expects to add two additional trading advisors, Winton Capital Management Limited and Saxon Investment Corporation, effective August 1, 2004. Each trading advisor uses its own proprietary trading program. Each of the trading advisors is a full-time commodity trading advisor with an established performance record and a dedicated staff of experienced alternative investment professionals. The general partner may terminate or replace the trading advisors or retain additional trading advisors in its sole discretion.

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